REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and the Supervisory Board of CEZ, a. s.:

We have audited the accompanying consolidated balance sheet of the CEZ Group ("the Group") as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders' equity, cash flows and the related notes for each of the three years in the period ended December 31, 2004, which were prepared in accordance with International Financial Reporting Standards. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements as of December 31, 2003, of Stredoceska energeticka a.s., Severoceska energetika, a.s., Severomoravska energetika, a. s., and certain other companies of the CEZ Group, which statements reflect 7% of total consolidated assets as of December 31, 2003, and 33% of total consolidated operating revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the companies not audited by us, is based solely on the reports of the other auditors.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards.


Ernst & Young CR, s.r.o.
License No. 401


Ladislav Langr
Auditor, License No. 257

April 8, 2005
Prague, Czech Republic

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 and 2003

in CZK Millions

                                                                                   2004          2003 *)
                                                                                -----------    -----------
Assets

Property, plant and equipment:

    Plant in service                                                               374,731       366,594
    Less accumulated provision for depreciation                                    165,878       149,776
                                                                                -----------    -----------
       Net plant in service (Note 3)                                               208,853       216,818
    Nuclear fuel, at amortized cost                                                  7,956         9,574
    Construction work in progress                                                   10,626        10,204
                                                                                -----------    -----------
       Total property, plant and equipment                                         227,435       236,596

Other non-current assets:

    Investment in associates                                                         7,474        10,999
    Investments and other financial assets, net (Note 4)                            19,690         8,642
    Intangible assets, net (Note 5)                                                  3,294         1,997
    Deferred tax assets (Note 21)                                                      189           288
                                                                                -----------    -----------
       Total other non-current assets                                               30,647        21,926
                                                                                -----------    -----------
           Total non-current assets                                                258,082       258,522

Current assets:

    Cash and cash equivalents (Note 8)                                               7,545         4,014
    Receivables, net (Note 9)                                                        8,904         7,064
    Income tax receivable                                                               26           103
    Materials and supplies, net                                                      3,184         3,242
    Fossil fuel stocks                                                                 739           979
    Other current assets (Note 10)                                                   2,335         4,299
                                                                                -----------    -----------
       Total current assets                                                         22,733        19,701
                                                                                -----------    -----------
Total assets                                                                       280,815       278,223
                                                                                ===========    ===========

*) Comparative information has been restated (see Note 2.4(a)).

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 and 2003

continued
                                                                                   2004          2003 *)
                                                                                -----------    -----------
Shareholders' equity and liabilities

Shareholders' equity:

    Stated capital                                                                  59,218        59,152
    Retained earnings and other reserves                                           104,471        93,472
                                                                                -----------    -----------
       Total shareholders' equity (Note 11)                                        163,689       152,624

Minority interest                                                                    5,282         7,893

Long-term liabilities:

    Long-term debt, net of current portion (Note 12)                                38,190        30,965
    Accumulated provision for nuclear decommissioning
       and fuel storage (Note 14)                                                   29,441        28,164
    Other long-term liabilities                                                      5,192         5,206
                                                                                -----------    -----------
       Total long-term liabilities                                                  72,823        64,335

Deferred tax liability (Note 21)                                                    16,008        15,863

Current liabilities:

    Short-term loans (Note 15)                                                         240         2,320
    Current portion of long-term debt (Note 12)                                      3,439         5,691
    Trade and other payables (Note 17)                                              12,409        20,579
    Income taxes payable                                                             1,021         3,203
    Accrued liabilities (Note 18)                                                    5,904         5,715
                                                                                -----------    -----------
       Total current liabilities                                                    23,013        37,508
                                                                                -----------    -----------
Total shareholders' equity and liabilities                                         280,815       278,223
                                                                                ===========    ===========
*) Comparative information has been restated (see Note 2.4(a)).



The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

in CZK Millions

                                                                       2004        2003 *)       2002 *)
                                                                   -----------  ------------  ------------
Revenues:

    Sales of electricity (Note 19)                                      92,748        79,548      52,938
    Heat sales and other revenues                                        7,417         5,268       2,640
                                                                   -----------  ------------  ------------
       Total revenues                                                  100,165        84,816      55,578

Operating expenses:

    Fuel                                                                14,370        14,307      12,894
    Purchased power and related services                                26,511        21,100       7,328
    Repairs and maintenance                                              4,420         4,226       3,847
    Depreciation and amortization                                       18,384        16,961      11,721
    Salaries and wages                                                   9,644         7,994       3,854
    Materials and supplies                                               3,769         3,670       1,838
    Other operating expenses (Note 20)                                   3,912         3,554       2,873
                                                                   -----------  ------------  ------------
       Total expenses                                                   81,010        71,812      44,355
                                                                   -----------  ------------  ------------
Income before other expenses (income) and income taxes                  19,155        13,004      11,223

Other expenses (income):

    Interest on debt, net of capitalized interest (Note 2.9)             1,864         1,714         582
    Interest on nuclear provisions (Note 2.23 and 14)                    1,965         1,680       1,532
    Interest income                                                       (329)         (319)       (149)
    Foreign exchange rate losses (gains), net                           (1,766)       (1,915)     (3,340)
    Other expenses (income), net (Note 22)                                 227         2,170       1,299
    Income from associates (Note 2.3)                                     (734)       (1,063)       (497)
                                                                   -----------  ------------  ------------
       Total other expenses (income)                                     1,227         2,267        (573)
                                                                   -----------  ------------  ------------
Income before income taxes                                              17,928        10,737      11,796

Income taxes (Note 21)                                                   3,845         1,349       3,375
                                                                   -----------  ------------  ------------
Income after income taxes                                               14,083         9,388       8,421

Minority interest                                                        1,024           519           -
                                                                   -----------  ------------  ------------
Net income                                                              13,059         8,869       8,421
                                                                   ===========  ============  ============


Net income per share (CZK per share) (Note 26)
    Basic                                                                 22.1          15.0        14.3
    Diluted                                                               22.1          15.0        14.2


Average number of shares outstanding (000s) (Notes 11 and 26)
    Basic                                                              592,075       590,772     590,363
    Diluted                                                            592,211       592,211     592,150

*) Comparative information has been restated (see Note 2.4(a)).


The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

in CZK Millions
                                                      Number of                               Fair value
                                                     Shares (in      Stated     Translation    and Other     Retained      Total
                                                     thousand)       Capital    Difference     Reserves      Earnings      Equity
                                                   ------------  ------------  ------------  -----------   -----------    ---------
December 31, 2001                                      590,138       59,050             -            -        77,676       136,726

   Additional paid-in capital                              123           12             -            -             -            12
   Net income                                                -            -             -            -         8,421         8,421
   Acquisition of treasury shares                       (1,950)        (181)            -            -             -          (181)
   Sale of treasury shares                               1,965          160             -            -            17           177
   Dividends declared                                        -            -             -            -        (1,480)       (1,480)
                                                    -----------  ------------  ------------  -----------   -----------    ---------
December 31, 2002 as previously reported               590,276       59,041             -            -        84,634       143,675

   Change in accounting policy - effect of change
    in group structure (Note 2.4(b))                         -            -             -            -           609           609
                                                    -----------  ------------  ------------  -----------   -----------    ---------
January 1, 2003, as restated                           590,276       59,041             -            -        85,243       144,284

   Net income                                                -            -             -            -         8,869         8,869
   Change in fair value of available-for-sale
    financial assets recognized in equity                    -            -             -         (101)            -          (101)
   Gain on sale of subsidiary CEPS, net of tax
    (Note 25)                                                -            -             -            -         7,162         7,162
   Effect of acquisition of REAS on equity (Note 6)          -            -             -            -        (5,023)       (5,023)
   Sale of treasury shares                               1,190          111             -            -            (5)          106
   Dividends declared                                        -            -             -            -        (2,657)       (2,657)
   Returned dividends on treasury shares                     -            -             -            -             4             4
   Share options                                             -            -             -           21             -            21
   Share on equity movements of associates                   -            -             -            -           (25)          (25)
   Other movements                                           -            -             1           (1)          (16)          (16)
                                                    -----------  ------------  ------------  -----------   -----------    ---------
December 31, 2003                                      591,466       59,152             1          (81)       93,552       152,624

   Net income                                                -            -             -            -        13,059        13,059
   Change in fair value of available-for-sale
    financial assets recognized in equity                    -            -             -           55             -            55
   Change in fair value of cash flow hedges
    recognized in equity                                     -            -             -         (690)            -          (690)
   Cash flow hedges removed from equity                      -            -             -          621             -           621
   Gain on sale of subsidiary CEPS, net of tax
    (Note 25)                                                -            -             -            -         2,436         2,436
   Effect of acquisition of SKODA PRAHA on equity
    (Note 6)                                                 -            -             -            -           331           331
   Acquisition of treasury shares                       (2,355)        (488)            -            -             -          (488)
   Sale of treasury shares                               3,090          554             -            -          (223)          331
   Dividends declared                                        -            -             -            -        (4,738)       (4,738)
   Share options                                             -            -             -          130             -           130
   Share on equity movements of associates                   -            -             -            -            34            34
   Other movements                                           -            -            (3)           -           (13)          (16)
                                                    -----------  ------------  ------------  -----------   -----------    ---------
December 31, 2004                                      592,201       59,218            (2)          35       104,438       163,689
                                                    ===========  ============  ============  ===========   ===========    =========

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

in CZK Millions
                                                                                      2004         2003 *)      2002 *)
                                                                                   ---------     ---------    ----------
Operating activities:

    Income before income taxes                                                       17,928        10,737       11,796

    Adjustments to reconcile income before income taxes to net cash provided by operating activities:
             Depreciation, amortization and asset write-offs                         18,522        16,969       11,735
             Amortization of nuclear fuel                                             3,391         3,484        2,071
             (Gain) loss on fixed asset retirements, net                             (1,137)         (384)        (363)
             Foreign exchange rate loss (gain), net                                  (1,766)       (1,915)      (3,340)
             Interest expense, interest income and dividend income, net               1,308         1,054          356
             Provision for nuclear decommissioning and fuel storage                     538           228          641
             Provisions for doubtful accounts, environmental claims and other
                adjustments                                                          (1,251)        1,602          (53)
             Income from associates                                                    (734)       (1,063)        (497)

             Changes in assets and liabilities:
                Receivables                                                           2,387         1,137         (282)
                Materials and supplies                                                  285          (152)          44
                Fossil fuel stocks                                                      240          (343)          39
                Other current assets                                                    715         1,903          334
                Trade and other payables                                             (1,836)        2,142          353
                Accrued liabilities                                                     521         1,103         (363)
                                                                                   ---------     ---------    ----------
                    Cash generated from operations                                   39,111        36,502       22,471

       Income taxes paid                                                             (6,425)          (44)      (3,395)
       Interest paid, net of capitalized interest                                    (1,478)       (1,601)        (434)
       Interest received                                                                327           316          149
       Dividends received                                                             1,322           587          210
                                                                                   ---------     ---------    ----------
             Net cash provided by operating activities                               32,857        35,760       19,001
                                                                                   ---------     ---------    ----------
Investing activities:

       Acquisition of subsidiaries, net of cash acquired (Note 6)                   (18,166)      (28,374)           -
       Proceeds from disposal of a subsidiary, net of cash disposed of                    -        12,208            -
       Additions to property, plant and equipment and other non-current
          assets, including capitalized interest (Note 2.9)                         (14,501)      (23,942)     (10,419)
       Proceeds from sales of fixed assets                                            4,760         9,585        1,078
       Change in decommissioning and other restricted funds                            (443)         (407)        (594)
                                                                                   ---------     ---------    ----------
             Total cash used in investing activities                                (28,350)      (30,930)      (9,935)
                                                                                   ---------     ---------    ----------
*) Comparative information has been restated (see Note 2.4(a)).

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

continued
                                                                                      2004         2003 *)      2002 *)
                                                                                   ---------     ---------    ----------
Financing activities:

       Proceeds from borrowings                                                      15,004        31,284        8,446
       Payments of borrowings                                                       (10,419)      (33,736)     (13,864)
       Proceeds from other long-term liabilities                                         96           131            -
       Payments of other long-term liabilities                                         (373)          (66)           -
       Dividends paid to Company's shareholders                                      (4,724)       (2,640)      (1,480)
       Dividends paid to minority interests                                            (117)         (227)           -
       Acquisition / sale of treasury shares                                           (156)          106           (4)
                                                                                   ---------     ---------    ----------
             Total cash used in financing activities                                   (689)       (5,148)      (6,902)
                                                                                   ---------     ---------    ----------
Net effect of currency translation in cash                                             (287)          (59)        (219)
                                                                                   ---------     ---------    ----------
Net increase (decrease) in cash and cash equivalents                                  3,531          (377)       1,945

Cash and cash equivalents at beginning of period                                      4,014         4,225        2,280

    Effect of change in group structure on opening balance of cash and cash
       equivalents                                                                        -           166            -
                                                                                   ---------     ---------    ----------
Cash and cash equivalents at beginning of period, as restated                         4,014         4,391        2,280
                                                                                   ---------     ---------    ----------
Cash and cash equivalents at end of period                                            7,545         4,014        4,225
                                                                                   =========      ========    ==========

Supplementary cash flow information

Total cash paid for interest                                                          2,029         2,538        2,562
                                                                                   =========      ========    ==========


*) Comparative information has been restated (see Note 2.4(a)).

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004


1.   The Company

CEZ, a. s. ("CEZ" or "the Company") is a Czech Republic joint-stock company, owned 67.6% at December 31, 2004 by the Czech Republic National Property Fund. The remaining shares of the Company are publicly held. The address of the Company's registered office is Duhova 2/1444, Praha 4, 140 53, Czech Republic. The average number of employees of the Company and its consolidated subsidiaries was 16,702, 16,093 and 7,806 for the year 2004, 2003 and 2002, respectively.

CEZ is an electricity generation company, which produced approximately 73% of the electricity and a portion of the district heating in the Czech Republic in 2004. The Company sells majority of its electricity production to eight distribution companies ("REAS") in the Czech Republic which distribute the electricity to end customers (see Note 19). The Company operates ten fossil fuel plants, thirteen hydroelectric plants and two nuclear plants.

The company is a parent company of the CEZ Group ("the Group"), which is primarily engaged in the business of production, distribution and sale of electricity (see Notes 2.3 and 7).

In December 2004 Czech Parliament revised The Act on Conditions of Business Activity and State Administration in the Energy Industries and on State Power Inspection (the "Energy Law"). The Energy Law provides the conditions for business activities, performance of public administration and regulation in the energy sectors, including electricity, gas and heat, as well as the rights of and obligations of individuals and legal entities related thereto. The business activities in the energy sectors in the Czech Republic may only be pursued by individuals or legal entities upon the basis of government authorization in the form of licenses granted by the Energy Regulatory Office.

Responsibility for public administration in the energy sectors is exercised by the Ministry of Industry and Trade (the "Ministry"), the Energy Regulatory Office and the State Energy Inspection Board.

The Ministry, as the central public administration body for the energy sector, issues state approval to construct new energy facilities in accordance with specified conditions, develops the energy policy of the state and ensures fulfillment of obligations resulting from international agreements and treaties binding on the Czech Republic or obligations resulting from membership in international organizations.

The Energy Regulatory Office was established as the administrative office to exercise regulation in the energy sector of the Czech Republic, to support economic competition and to protect consumers' interests in sectors where competition is not possible. The Energy Regulatory Office decides on the granting of a license, imposition of the supply obligation beyond the scope of the license, imposition of the obligation to let another license holder use energy facilities in cases of emergency, to exercise the supply obligation beyond the scope of the license and price regulation based on special legal regulations. The State Energy Inspection Board is the inspection body supervising the activities in the energy sector.

Third-party access is being introduced gradually between 2002 and, at the latest, 2006 at which time all electricity customers will be able to purchase electricity from any distributor, eligible generator, or trader.

On March 11, 2002 the Government decided to sell its shares in the eight REAS, which are held by the National Property Fund and Czech Consolidation Agency, to CEZ and to purchase from CEZ a 66% share in its transmission subsidiary CEPS. The transaction was carried out on April 1, 2003 (see Notes 2.3, 6 and 25).

Through this transaction CEZ has acquired a majority share in five REAS, and a minority share in three REAS. However, the Economic Competition Protection Authority has ruled that CEZ had to sell its shares in one of the REAS in which it acquired a majority share and in three of the REAS in which it acquired a minority share. The Economic Competition Protection Authority has also decided that CEZ should sell its remaining equity share in CEPS. Following the decisions of the Economic Competition Protection Authority, CEZ has sold in September 2003 its shares in two of the three REAS (Jihoceska energetika, a.s., a Jihomoravska energetika, a.s.), where CEZ previously acquired minority shares. The shares in Prazska energetika, a.s., and CEPS, a.s., have been sold during 2004. In March 2005 the Economic Competition Protection Authority canceled its previous decision, which required CEZ to sell its majority share in one of the acquired
REAS. This new decision is conditioned by an obligation of CEZ to allow access to its electricity production capacity of total 400 MW for independent subjects in the period 2006 and 2007. The price for the offered production capacity will be result of an auction.


2.   Summary of Significant Accounting Policies

2.1. Basis of Accounting

The Company is required to maintain its books and records in accordance with accounting principles and practices mandated by the Czech Law on Accounting. The accompanying consolidated financial statements reflect certain adjustments and reclassifications not recorded in the accounting records of the Company in order to conform the Czech statutory balances to financial statements prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. The adjustments are summarized in Note 29.


2.2. Financial Statements

The accompanying consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS). They are prepared under the historical cost convention, except when IFRS requires other measurement basis as disclosed in the accounting policies below.


2.3. Group Accounting

a. Group Structure

The financial statements include the accounts of CEZ, a. s., its subsidiaries and associates, which are shown in the Note 7. Other investments are excluded from the consolidation because the impact on the consolidated financial statements would not be material. These investments are included in the balance sheet under investments and other non-current assets and are stated at cost net of provision for diminution in value (see Note 4).


b. Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries from unrelated parties. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. In case of subsequent acquisition of a minority interest in subsidiary, which has been already controlled by the Group, the goodwill is measured as the difference between the cost of the additionally acquired shares and the book value of the minority interest acquired.

In case of acquisitions of subsidiaries from entities under common control the assets and liabilities of the acquired subsidiaries are initially included in the consolidated financial statements at their book values at the date of acquisition. The difference between the cost of acquisition and the share of the book value of net assets of the subsidiary acquired is recorded directly in equity.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

c. Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated impairment losses) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.


2.4. Change in Accounting Principle

a. Adoption of IFRIC 1

In 2004 the Company adopted IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities ("IFRIC 1"). Following the interpretation, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the estimated timing or amount of the outflow of resources embodying economic benefits required to settle the obligation, or a change in the discount rate are added to, or deducted from, the cost of the related asset in the current period (see Notes 2.23 and 14).

Prior to application of IFRIC 1 in 2004 the Group followed a different accounting policy, under which the changes in a decommissioning liability that resulted from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate were added to (or deducted from) the amount recognized as the related asset to the extent the change related to future periods. To the extent the change related to the current or prior periods, it was reported as income or expense for the current period.

IFRIC 1 has been applied retrospectively and comparative information has been restated. The effect of the retrospective adoption of IFRIC 1 was to increase consolidated net income for the year 2003 by CZK 2,937 million with the corresponding increase in capitalized costs of nuclear provisions and the deferred tax liability. The adoption of IFRIC 1 had no effect on the presentation of the Group's results of operations or cash plans for the year 2002.


b. Change in group structure

In 2003 the Company included in the consolidated group certain companies, which previously have not been consolidated, because the impact on the consolidated financial statements was not significant. In previous periods the investments in these companies was included in other financial assets as available for sale financial investments. The impact of consolidation of the previously unconsolidated subsidiaries and associates was recorded in 2003 directly in equity by adjusting the opening balance of retained earnings (see Note 7). Comparative information for 2002 was not restated, because it was insignificant.

c. Comparatives

Certain prior year financial statement items have been reclassified to conform to the current year presentation.


d. New IFRS standards

The IASB published several revised International Accounting Standards, issued several new International Financial Reporting Standards and gave notice of the withdrawal of one International Accounting Standard. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2005. The new pronouncements are the following:

o    IAS 1, "Presentation of Financial Statements",
o    IAS 2, "Inventories",
o    IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors",
o    IAS 10, "Events after the Balance Sheet Date",
o    IAS 16, "Property, Plant and Equipment",
o    IAS 17, "Leases",
o    IAS 19, "Employee Benefits",
o    IAS 21, "The Effects of Changes in Foreign Exchange Rates",
o    IAS 24, "Related Party Disclosures",
o IAS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries",
o    IAS 28, "Investments in Associates",
o    IAS 31, "Interests in Joint Ventures",
o    IAS 32, "Financial Instruments: Disclosure and Presentation (revised
     2003)",
o    IAS 33, "Earnings per Share",
o    IAS 39, "Financial Instruments: Recognition and Measurement",
o    IAS 40, "Investment Property",
o    IFRS 2, "Share-based Payment",
o    IFRS 3, "Business Combinations",
o    IFRS 4, "Insurance Contracts".


The withdrawn standard was IAS No. 15, "Information Reflecting the Effects of Changing Prices."

The revised standards also superseded SIC 1 "Consistency - Different Cost Formulas for Inventories," SIC 2 "Consistency - Capitalization of Borrowing Costs," SIC 3 "Elimination of Unrealised Profits and Losses on Transactions with Associates," SIC 5 "Classification of Financial Instruments - Contingent Settlement Provisions," SIC 6 "Costs of Modifying Existing Software," SIC 11 "Foreign Exchange - Capitalisation of Losses Resulting from Severe Currency Devaluations," SIC 14 "Property, Plant and Equipment - Compensation for the Impairment or Loss of Items," SIC 16 "Share Capital - Reacquired Own Equity Instruments (Treasury Shares)," SIC 17 "Equity - Costs of an Equity Transaction," SIC 18 "Consistency - Alternative Methods," SIC 19 "Reporting Currency--Measurement and Presentation of Financial Statements under IAS 21 and IAS 29," SIC 20 "Equity Accounting Method - Recognition of Losses," SIC 23 "Property, Plant and Equipment - Major Inspection or Overhaul Costs," SIC 24 "Earnings Per Share - Financial Instruments that May Be Settled in Shares," SIC 30 "Reporting Currency - Translation from Measurement Currency to Presentation Currency," and SIC 33 "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interest".

IAS 16, as revised, would require annual revision of residual value, useful life and depreciation method applied to an asset. The Group will reconsider useful life of property, plant and equipment when applying the revised standard. The Group is currently in process of assessing the potential impact this standard may have on useful lives adopted by the Group, and accordingly, the Group's results of operations. Any changes in residual value, useful life and depreciation method applied to an asset will be accounted for as a change in accounting estimate in accordance with IAS 8.

On December 16, 2004, an amendment to IAS 19 "Employee Benefits" was issued. Previously, IAS 19 required actuarial gains and losses to be recognized in profit or loss, either in the period in which they occur or spread over the service lives of the employees. Under the amendment, entities that at present spread the gains and losses are not required to change their approach, but are now free to choose to do so and recognize actuarial gains and losses in full in the period in which they occur, outside profit or loss. The amendment also (a) specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and (b) requires additional disclosures. The amended standard will be effective for annual periods beginning on or after January 1, 2006. The Group is currently evaluating the impact of this amendment on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On November 11, 2004, an amendment to SIC-12 "Consolidation - Special Purpose Entities" was published. The amendment removes the scope exclusion in SIC-12 for equity compensation plans. The amendment also amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans, to ensure consistency with the requirements of IAS 19. The amendment is effective for annual periods beginning on or after January 1, 2005. The Group is currently evaluating the impact of new standard on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On November 25, 2004, IFRIC 2 "Members' Shares in Co-operative Entities and Similar Instruments" was released, giving guidance on the classification of members' shares in co-operative entities either as financial liabilities or as equity. On December 2, 2004, IFRIC 3 "Emission Rights" and IFRIC 4 "Determining whether an Arrangement contains a Lease" were released. IFRIC 3 specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 "Leases." On December 16, 2004, IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" was issued. IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant or equipment or in undertaking environmental restoration or rehabilitation. IFRIC 2, IFRIC 3 and IFRICs 4 and 5 are effective for annual periods beginning on or after January 1, 2005, March 1, 2005 and January 1, 2006, respectively, with earlier adoption encouraged. The Group is currently evaluating the impact of these new interpretations on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On December 17, 2003, the IASB released its revised standard, IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2003)". This standard replaces IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2000)", and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

The IASB also issued IAS No. 39, "Financial Instruments: Recognition and Measurement (2003)", in December 2003. This standard supersedes IAS No. 39, "Financial Instruments: Recognition and Measurement (revised 2000)". A further amendment to IAS 39, incorporating new provisions that permit, in certain cases, fair value hedge accounting for a portfolio hedge of interest rate risk (macro hedging), was issued on March 31, 2004. The revised IAS 39 must be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted only if the revised IAS 32 is also early applied. On December 17, 2004, limited amendments to IAS 39 were issued. The amendments give entities a choice of applying the "day 1" gain or loss recognition requirements in IAS 39: retrospectively (as previously required by IAS 39); prospectively to transactions entered into after October 25, 2002 (the effective date of similar requirements in US GAAP); or prospectively to transactions entered into after January 1, 2004. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

On March 31, 2004, the IASB issued International Financial Reporting Standard No. 3 ("IFRS No.3"), "Business Combinations", on accounting for business combinations and revised IAS 36, "Impairment of Assets", and IAS 38, "Intangible Assets". The main features of the new and revised standards are that all business combinations within the scope of IFRS No. 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. The costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities at the date of acquisition. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. These standards apply to business combinations commencing on or after March 31, 2004. For previously recognized goodwill the standards will apply prospectively from the beginning of the first annual period commencing on or after March 31, 2004, i.e. January 1, 2005 for the Group. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

On March 31, 2004, the IASB issued International Financial Reporting Standard No. 4 ("IFRS No.4"), "Insurance Contracts", that provides guidance on accounting for insurance contracts. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

On December 9, 2004, IFRS 6 "Exploration for and Evaluation of Mineral Resources" was issued. IFRS 6 is effective for annual periods beginning on or after January 1, 2006. Earlier application is encouraged, and if an entity adopts IFRS 6 before January 1, 2006, transitional relief is available for some comparative disclosures. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.


2.5. Measurement Currency

Based on the economic substance of the underlying events and circumstances relevant to the company, the measurement currency of the Company has been determined to be the Czech crown (CZK).


2.6. Estimates

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.7. Revenues

The Group recognizes revenue from supplies of electricity and related services based on contract terms. Any differences between contracted amounts and actual supplies are settled through the market operator.


2.8. Fuel Costs

Fuel costs are expensed as fuel is consumed. Fuel expense includes the amortization of the cost of nuclear fuel. Amortization of nuclear fuel charged to fuel expense was CZK 3,391 million, CZK 3,484 million and CZK 2,071 for the years ended December 31, 2004, 2003 and 2002, respectively. The amortization of nuclear fuel includes charges in respect of additions to the accumulated provision for interim storage of spent nuclear fuel to the extent they relate to the nuclear fuel consumed during the current accounting period (see Note 14). Such charges amounted to CZK 203 million, CZK 113 million and CZK 82 million in 2004, 2003 and 2002, respectively.


2.9. Interest

The Group capitalizes all interest incurred in connection with its construction program that theoretically could have been avoided if expenditures for the assets had not been made. Such capitalized interest costs amounted to CZK 552 million, CZK 937 million and CZK 2,128 million, which was equivalent to an interest capitalization rate of 6.5%, 7.4% and 7.5% in 2004, 2003 and 2002, respectively.

2.10. Property, Plant and Equipment

Property, plant and equipment are recorded at cost net of accumulated depreciation and valuation allowances. Cost of plant in service includes materials, labor, payroll-related costs and the cost of debt financing used during construction. The cost also includes the estimated cost of dismantling and removing the asset and restoring the site, to the extent that it is recognized as a provision under IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Government grants received for construction of certain environmental installations decrease the acquisition cost of the respective items of property, plant and equipment.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense when incurred. Renewals and improvements are capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group reviews the recoverable amounts of its property, plant and equipment to determine whether such amounts continue to exceed the assets' carrying values.


Depreciation
------------

The Group depreciates the original cost of property, plant and equipment by using the straight-line method over the estimated economic lives. The depreciable lives used for property, plant and equipment are as follows:

                                                              Lives
                                                        ---------------
   Buildings and structures                                  25 - 50
   Machinery and equipment                                    4 - 25
   Vehicles and other transportation equipment                4 - 20
   Furniture and fixtures                                     8 - 15

Average depreciable lives based on the functional use of property are as follows:

                                                         Average Life
                                                        ---------------
   Hydro plants
      Buildings and structures                               44
      Machinery and equipment                                16

   Fossil fuel plants
      Buildings and structures                               32
      Machinery and equipment                                14

   Nuclear power plant
      Buildings and structures                               32
      Machinery and equipment                                17

   Electricity distribution grid                             30

Depreciation of plant in service was CZK 17,648 million, CZK 16,319 million and CZK 11,375 million for the years ended December 31, 2004, 2003 and 2002, which was equivalent to a composite depreciation rate of 4.8%, 5.7% and 5.6%, respectively.


2.11. Nuclear Fuel

Nuclear fuel is stated at original cost, net of accumulated amortization. Amortization of fuel in the reactor is based on the amount of power generated.

Nuclear fuel includes capitalized costs of related provisions (see Note 2.23). At December 31, 2004 and 2003 capitalized costs at net book value amounted to CZK 233 million and CZK 360 million, respectively.

2.12. Intangible Assets, Net

Intangible assets are valued at their acquisition costs and related expenses. Intangible assets are amortized over their useful life using the straight-line method. The estimated useful life of intangible assets ranges from 4 to 15 years.


2.13. Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition (see Note 2.3). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.


2.14. Investments

Investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the Company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.

All purchases and sales of investments are recognized on the settlement date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date. Equity securities classified as available-for-sale and trading investments that do not have a quoted market price in an active market are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

Gains or losses on measurement to fair value of available-for-sale investments are recognized directly in the fair value reserve in shareholders equity, until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

Changes in the fair values of trading investments are included in other expense (income).

Held-to-maturity investments are carried at amortized cost using the effective interest rate method.

2.15. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, current accounts with banks and short-term bank notes with a maturity of three months or less (see Note 8). Foreign currency deposits are translated at December 31, 2004 and 2003 exchange rates, respectively.


2.16. Cash Restricted in Its Use

Restricted balances of cash shown under other non-current financial assets as restricted funds (see Note 4) relate to deposits for waste storage reclamation, funding of nuclear decommissioning liabilities and cash guarantees given to swap transaction partners. The non-current classification is based on the expected timing of the release of the funds to the Group.


2.17. Receivables, Payables and Accruals

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. At December 31, 2004 and 2003 the allowance for uncollectible receivables amounted to CZK 1,653 million and CZK 2,317 million, respectively.

Payables are recorded at invoiced values and accruals are reported at expected settlement values.


2.18. Materials and Supplies

Materials and supplies are principally composed of maintenance materials and spare parts for repairs and maintenance of tangible assets. Cost is determined by using weighted average cost, which approximates actual cost. These materials are recorded in inventory when purchased and then expensed or capitalized to plant, as appropriate, when used. The Group records a provision for obsolete inventory as such items are identified.


2.19. Fossil Fuel Stocks

Fossil fuel stocks are stated at weighted average cost, which approximates actual cost.


2.20. Derivative Financial Instruments

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

a. Fair value hedge

Gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the net profit and loss such that it is fully amortized by maturity.


b. Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recorded to the income statement when the forecast transaction is ultimately recognized. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.


c. Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.


2.21. Income Taxes

The provision for corporate tax is calculated in accordance with Czech tax regulations and is based on the income or loss reported under Czech accounting regulations, adjusted for appropriate permanent and temporary differences from Czech taxable income. In the Czech Republic, income taxes are calculated on an individual company basis as the tax laws do not permit consolidated tax returns. Current income taxes are provided at a rate of 28%, 31% and 31% for the year ended December 31, 2004, 2003 and 2002, respectively, after adjustments for certain items which are not deductible, or taxable, for taxation purposes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets and liabilities are recognized regardless of when the temporary difference is likely to reverse. Deferred tax assets and liabilities are not discounted. Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. A deferred tax liability is recognized for all taxable temporary differences, except goodwill for which amortization is not deductible for tax purposes. Deferred tax assets and liabilities of group companies are not offset in the balance sheet.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

2.22. Long-term Debt

Borrowings are initially recognized at the amount of the proceeds received, net of transaction costs. They are subsequently carried at amortized cost using the effective interest rate method, the difference between net proceeds and redemption value is being recognized in the net income over the life of the borrowings as interest expense.

Transaction costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges.


2.23. Nuclear Provisions

Group has recognized provisions for its obligations to decommission its nuclear power plants at the end of their operating lives, to store the related spent nuclear fuel initially on an interim basis and provision for its obligation to provide financing for subsequent permanent storage of spent fuel and irradiated parts of reactors.

The provisions recognized represent the best estimate of the expenditures required to settle the present obligation at the current balance sheet date. Such cost estimates, expressed at current price levels at the date of the estimate, are discounted using a long-term real rate of interest of 2.5% per annum to take into account the timing of payments. The initial discounted cost amounts are capitalized as part of property, plant and equipment and are depreciated over the lives of the nuclear plants. Each year, the provisions are increased to reflect the accretion of discount and to accrue an estimate for the effects of inflation, with the charges being recognized as a component of interest expense. The estimate for the effect of inflation is approximately 4.5%, which is based on the current rate of interest on long-term Czech government bonds of approximately 7% and the estimated 2.5% real rate of interest.

The decommissioning process is expected to continue for approximately a sixty-year period subsequent to the final operation of the plants. Furthermore, spent nuclear fuel will be stored on a temporary basis until approximately 2065 when permanent storage facilities are planned to become available. While the Group has made its best estimate in establishing its nuclear provisions, because of potential changes in technology as well as safety and environmental requirements, plus the actual time scale to complete decommissioning and fuel storage activities, the ultimate provision requirements could either increase or decrease significantly from the Group's current estimates.

Since 2004, pursuant to IFRIC 1 (see Note 2.4), changes in a decommissioning liability that result from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate are added to (or deducted from) the amount recognized as the related asset. However, to the extent that such a treatment would result in a negative asset, the effect of the change is recognized in the income for the current period. If the adjustment results in an addition to the cost of an asset, the Company performs an impairment review to confirm, whether the value of the asset is fully recoverable.


2.24. Leases

a. A Group company is a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the estimated useful life of the asset. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

b. A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized over the lease term as finance income. Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned property, plant and equipment. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.


2.25. Treasury Shares

Treasury shares are presented in the balance sheet as a deduction from equity. The acquisition of treasury shares is presented in the statement of equity as a reduction to equity. No gain or loss is recognized in the income statement on the sale, issuance, or cancellation of treasury shares. Consideration received is presented in the financial statements as an addition to equity.


2.26. Share Options

Board of directors, certain members of management of the Company and the Supervisory Board members have been granted options to purchase common shares of the Company. Employee compensation expense is measured on the date of the grant to the extent the quoted market price of the shares exceeds the exercise price of the share options.


2.27. Translation of Foreign Currencies

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses. Translation differences on non-monetary items such as equities held for trading are reported as part of the fair value gain or loss. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

The assets and liabilities of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries are translated at weighted average exchange rates for the year. The exchange differences arising on the retranslation are taken directly to equity. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as a component of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction.

The Group has used the following exchange rates for the translation of monetary items at December 31, 2004 and 2003:

                                          2004          2003
                                        ---------   ----------
CZK per EUR                                30.465       32.405
CZK per USD                                22.365       25.654

3.   Net Plant in Service

Net plant in service at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                     Plant and
                                                       Equip-        Land and                   Total 2003
                                       Buildings        ment          Other       Total 2004        *)
                                      -----------    -----------    -----------  ------------- ------------
Cost - opening balance                   130,406       234,623        1,565        366,594      242,338

   Plant additions                         4,354         6,123           15         10,492       58,991
   Retirements                            (1,073)       (1,812)         (74)        (2,959)      (4,081)
   Acquisition of subsidiaries               333           257           14            604       83,963
   Disposal of subsidiaries                    -             -            -              -      (14,617)
                                      -----------    -----------    -----------  ------------- ------------
Cost - closing balance                   134,020       239,191        1,520        374,731      366,594
                                      -----------    -----------    -----------  ------------- ------------

Accumulated deprec. and allowances
   - opening balance                     (50,677)      (99,027)         (72)      (149,776)    (103,355)

   Depreciation                           (4,102)      (13,546)           -        (17,648)     (16,319)
   Net book value of assets
      disposed                              (667)         (114)          (1)          (782)      (1,309)
   Retirements                             1,073         1,812            -          2,885        4,036
   Acquisition of subsidiaries               (91)         (244)           -           (335)     (40,821)
   Disposal of subsidiaries                    -             -            -              -        8,087
   Impairment losses recognized             (387)          (29)         (17)          (433)        (224)
   Impairment losses reversed
   related to assets disposed                 31           153           27            211          129
                                      -----------    -----------    -----------  ------------- ------------
Accumulated deprec. and allowances
   - closing balance                     (54,820)     (110,995)         (63)      (165,878)    (149,776)
                                      -----------    -----------    -----------  ------------- ------------
Net plant in service - closing
   balance                                79,200       128,196        1,457        208,853      216,818
                                      ===========    ===========    ===========  ============= ============

*) Comparative information has been restated (see Note 2.4(a)).

At December 31, 2004 and 2003 plant and equipment included the capitalized costs of nuclear provisions as follows (in CZK millions):

                                       2004          2003 *)
                                    ------------ ---------------
Cost                                   15,429         14,892
Accumulated depreciation               (3,467)        (3,128)
                                    ------------ ---------------
   Total net book value                11,962         11,764
                                    ============ ===============

*) Comparative information has been restated (see Note 2.4(a)).

The carrying value of plant and equipment held under finance lease at December 31, 2004 and 2003 is CZK 811 million and CZK 173 million, retrospectively (see
Note 16).

None of the Group's plant in service is pledged as security for liabilities.

4.   Investments and Other Financial Assets, Net

Investments at December 31, 2004 and 2003 consist of the following (in CZK millions):

                                                      2004        2003
                                                  ------------ -----------
Financial assets in progress, net                       8,722        116
Investments in REAS, net                                    -      3,401
Financial assets available for sale, net                1,992      2,146
Restricted funds for nuclear decommissioning            1,580      1,245
Other restricted funds                                  1,177      1,069
Long-term receivables, net                              6,219        665
                                                  ------------ -----------
   Total                                               19,690      8,642
                                                  ============ ===========

In 2003 the investments in REAS represent a 34% share in Prazska energetika, a.s., which based on the decision of the Economic Competition Protection Authority was sold in 2004. Financial assets available for sale include also other majority and minority shareholdings in operationally related companies (see Note 2.3).

The financial assets in progress represent advances and other consideration paid for shares in subsidiaries and associates, for which the ownership rights have not been transferred to the Company at the year-end. At December 31, 2004, the balance includes the investment in three Bulgarian distribution companies (see
Note 28).

At December 31, 2004 and 2003 impairment provisions for financial assets available for sale amounted to CZK 100 million and CZK 281 million, respectively. Impairment provision for investment in REAS (Prazska energetika, a.s.) was CZK 421 million at December 31, 2003 only. At December 31, 2004 and 2003 impairment provisions for financial assets in progress amounted to CZK 77 million and CZK 615 million, respectively.


5.   Intangible Assets, Net

Intangible assets at December 31, 2004 and 2003 were as follows (in CZK millions):

                                                           Rights and
                                             Software         Other        Goodwill      Total 2004     Total 2003
                                           -------------   ------------  -----------  --------------- ---------------
Cost - opening balance                           4,420            244              -          4,664          2,023
                                                                                   -
   Additions                                       827            258              -          1,085            834
   Retirements                                    (300)            (1)             -           (301)           (70)
   Acquisition of subsidiaries                      21              1            759            781          2,086
   Disposal of subsidiaries                          -              -              -              -           (209)
                                           -------------   ------------  -----------  --------------- ---------------
Cost - closing balance                           4,968            502            759          6,229          4,664
                                           -------------   ------------  -----------  --------------- ---------------

Accumulated amortization - opening
   balance                                      (3,236)           (30)             -         (3,266)        (1,212)

   Amortization charge for the year               (712)           (24)             -           (736)          (642)
   Net book value of assets disposed                (6)           (59)             -            (65)            (1)
   Disposals                                       300              1              -            301             70
   Acquisition of subsidiaries                     (20)            (1)             -            (21)        (1,563)
   Disposal of subsidiaries                          -              -              -              -             82
                                           -------------   ------------  -----------  --------------- ---------------
Accumulated amortization - closing
   balance                                      (3,674)          (113)             -         (3,787)        (3,266)
                                           -------------   ------------  -----------  --------------- ---------------
Net intangible assets - closing
balance                                          1,294            389            759          2,442          1,398
                                           =============   ============  ===========  =============== ===============

At December 31, 2004 and 2003, intangible assets presented on the balance sheet included intangible assets in progress in the amount of CZK 852 million and CZK 599 million, respectively.

At December 31, 2004, the total amount of goodwill was allocated to the distribution segment cash-generating unit (see Note 24) and there have been no accumulated impairment losses.

The recoverable amount of the distribution cash-generating unit has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 7% and cash flows beyond the 5-year period are considered at constant level.


6.   Acquisition of subsidiaries and associates

Acquisitions in 2004
--------------------

In January 2004 the Company increased its share in SKODA PRAHA a.s. from 29.8% to 68.9% by non-monetary contribution of receivables. Through this transaction the Group obtained control over SKODA PRAHA a.s. As the shares have been effectively acquired from Czech National Property Fund, an entity under control of CEZ's ultimate parent (Czech government), CEZ has accounted for this transaction as an acquisition of subsidiaries under common control (see Note 2.3).

The values of the identifiable assets and liabilities of SKODA PRAHA a.s. and other subsidiaries acquired in 2004 are as follows (in CZK millions):

                                                                             Other
                                                               SKODA       subsidiaries
                                                              PRAHA a.s.    acquired          Total
                                                            -------------  ----------------  ----------
Shares acquired in 2004                                          39.1%
Property, plant and equipment, net                                269              -             269
Deferred income taxes                                             199              -             199
Other non-current assets                                          168              -             168
Cash and cash equivalents                                         249            156             405
Other current assets                                            1,230             11           1,241

Long-term liabilities                                            (141)             -            (141)
Current liabilities                                            (1,363)            (3)         (1,366)
                                                            -------------  ----------------  ----------
   Total net assets                                               611            164             775

Minority interests                                               (190)             -            (190)
Share of net assets in associate already recognized
    using the equity method                                        (5)          (164)           (169)
                                                            -------------  ----------------  ----------
   Share of net assets acquired                                   416              -             416

Effect of acquisition of SKODA PRAHA recognized
    directly in equity                                           (331)             -            (331)
Goodwill                                                            -              -               -
                                                            -------------  ----------------  ----------

   Total purchase consideration                                    85             -*              85

Less:

Non-monetary contributions                                        (85)             -             (85)
Cash and cash equivalents in subsidiaries acquired               (249)          (156)           (405)
                                                            -------------  ----------------  ----------
    Cash outflow on acquisition of subsidiaries                  (249)          (156)           (405)
                                                            =============  ================  ===========

* The amount paid for acquisitions of other subsidiaries in 2004 was less than CZK 1 million.

During 2004 CEZ purchased further minority shares in 2 of the REAS and other companies from various third parties. The following table summarizes the critical terms of the subsequent acquisitions of minority shares in REAS and other companies during 2004 (in CZK millions):

                                                                                               Other
                                                              Group SME      Group SCE        companies       Total
                                                             ----------     -----------    -------------   ----------
Shares acquired in 2004 from third parties                       30.3%           5.9%

Share of net assets acquired                                    3,282            434             680          4,396
Goodwill                                                          641            118               -            759
Negative goodwill                                                   -              -              (1)            (1)

Less:

Non-monetary contributions                                          -              -            (675)          (675)
                                                             ----------     -----------    -------------   ----------
    Total purchase consideration paid to third parties
       in cash                                                  3,923            552               4          4,479
                                                             ==========     ===========    =============   ==========

The following table summarizes the cash outflows on acquisitions of subsidiaries and minority shares during 2004 (in CZK millions):

Cash acquired in business combination                            (405)
Cash outflows on purchase of minority shares in REAS            4,479
Change in payables from acquisitions                            5,378
Cash paid for financial assets in progress                      8,714
                                                             ----------
    Total cash outflows on acquisitions in 2004                18,166
                                                             ==========

The cash paid for financial assets in progress represents advances and other consideration paid for shares in subsidiaries and associates, for which the ownership rights have not been transferred to the Company at the year-end (see Notes 4 and 28).

From the date of acquisition, the newly acquired subsidiaries have contributed the following balances to the Group's income statement for the year 2004 (in CZK millions):

                                                                              Other
                                                               SKODA       subsidiaries
                                                              PRAHA a.s.    acquired          Total
                                                            -------------  ----------------  ----------
Revenues                                                          723              5             728
Income before other expense (income) and income
  taxes                                                           225             (7)            218
Net income                                                         93            (11)             82


Acquisitions in 2003
--------------------

On April 1, 2003, CEZ acquired majority of the voting shares in 5 Czech electricity distribution companies ("REAS") from Czech National Property Fund and Czech Consolidation Agency. Through the acquisition of REAS CEZ has also gained control over several other companies, which were owned directly by the respective REAS companies. As the REAS companies and their subsidiaries were acquired from the direct parent of CEZ and an agency under common control of CEZ's ultimate parent (Czech government), CEZ has accounted for this transaction as an acquisition of subsidiaries under common control (see Note 2.3).

The book values of the identifiable assets and liabilities of the REAS companies acquired from companies under common control are (in CZK millions):

                                                             Group SCE      Group SME       Group STE
                                                           ------------   ------------     -----------
Shares acquired in 2003 from entities under common
    control                                                     48.05%         48.65%          58.3%
Shares acquired in previous years *)                             2.95%         10.43%              -
                                                           ------------   ------------     -----------
   Total shares                                                 51.00%         59.08%          58.3%
                                                           ============   ============     ===========
Property, plant and equipment, net                              7,306         10,523           9,741
Deferred income taxes                                             189              -               -
Other non-current assets                                          524          1,069             697
Cash and cash equivalents                                          76            265              33
Other current assets                                            3,843          7,222           4,346

Minority interests                                                 (1)             -              (8)
Long-term liabilities                                             (65)        (2,215)           (256)
Deferred income taxes                                               -         (1,015)           (835)
Current liabilities                                            (5,839)        (6,065)         (6,738)
                                                           ------------   ------------     -----------
   Total net assets                                             6,033          9,784           6,980

Minority interests                                             (2,956)        (4,004)         (2,911)
                                                           ------------   ------------     -----------
   Share of net assets acquired                                 3,077          5,780           4,069

Effect of acquisition of REAS recognized directly in
    equity                                                      1,660          1,730            (363)
                                                           ------------   ------------     -----------
   Total purchase consideration                                 4,737          7,510           3,706

Less:

Outstanding payables from acquisition                          (1,031)        (1,450)           (866)
Consideration paid for shares in previous periods                (327)        (1,310)              -
Cash and cash equivalents in subsidiaries acquired                (76)          (265)            (33)
                                                           ------------   ------------     -----------
    Cash outflow on acquisition from entities under
       common control                                           3,303          4,485           2,807
                                                           ============   ============     ===========

*) Shares acquired in previous periods have been accounted for as available for sale financial assets in 2002.

                                                            Group VCE      Group ZCE      Total REAS
                                                           ------------   ------------   -------------
Shares acquired in 2003 from entities under common
    control                                                     49.62          50.26%
Shares acquired in previous years *)                             0.45%             -
                                                           ------------   ------------
   Total shares                                                 50.07%         50.26%
                                                           ============   ============    ============
Property, plant and equipment, net                              8,553          5,176          41,299
Deferred income tax                                                 -              -             189
Other non-current assets                                          259          1,892           4,441
Cash and cash equivalents                                         151            130             655
Other current assets                                            4,735          4,302          24,448

Minority interests                                                 (1)            (1)            (11)
Long-term liabilities                                             109)          (262)         (2,907)
Deferred income taxes                                             952)          (502)         (3,304)
Current liabilities                                            (5,550)        (4,069)        (28,261)
                                                           ------------   ------------   -------------
   Total net assets                                             7,086          6,666          36,549

Minority interests                                             (3,538)        (3,316)        (16,725)
                                                           ------------   ------------   -------------
   Share of net assets acquired                                 3,548          3,350          19,824

Effect of acquisition of REAS recognized directly in
    equity                                                        356          1,640           5,023
                                                           ------------   ------------   -------------
   Total purchase consideration                                 3,904          4,990          24,847

Less:

Outstanding payables from acquisition                            (903)        (1,121)         (5,371)
Consideration paid for shares in previous periods                 (41)             -          (1,678)
Cash and cash equivalents in subsidiaries acquired               (151)          (130)           (655)
                                                           ------------   ------------   -------------
    Cash outflow on acquisition from entities under
       common control                                           2,809          3,739          17,143
                                                           ============   ============    ============

*) Shares acquired in previous periods have been accounted for as available for sale financial assets in 2002.

During 2003 CEZ purchased further minority shares in 3 of the REAS from various third parties. The following table summarizes the critical terms of the subsequent acquisitions of minority shares in REAS during 2003 (in CZK millions):

                                                            Group STE      Group VCE       Group ZCE      REAS total
                                                           ------------   ------------   -------------   -------------
Shares acquired in 2003 from third parties                       39.4%          48.76%          48.87%

Share of net assets acquired                                    2,578          3,799           4,854           11,231
Goodwill (negative goodwill)                                        -              -               -                -
                                                           ------------   ------------   -------------    -------------
    Total purchase consideration paid to third parties          2,578          3,799           4,854           11,231
                                                           ============   ============    ============    =============

The following table summarizes the cash outflows on acquisitions of subsidiaries during 2003 (in CZK millions):

Cash outflows on acquisition from entities under common
    control                                                    17,143
Cash outflows on acquisitions from third parties               11,231
                                                             ----------
    Total cash outflows on acquisitions in 2003                28,374
                                                             ==========

From the date of acquisition, the REAS companies and their subsidiaries have contributed the following balances to the Group's income statement for the year 2003 (in CZK millions):

                                                              Group SCE      Group SME       Group STE
                                                            ------------   ------------     ------------
Revenues                                                        8,055         10,900           7,829
Income before other expense (income) and income
  taxes                                                           725            520             138
Net income                                                        238            286             256



                                                              Group VCE      Group ZCE      Total REAS
                                                            ------------   ------------     ------------
Revenues                                                        7,922          5,388          40,094
Income before other expense (income) and income
  taxes                                                           193            166           1,742
Net income                                                        183             34             997

7.   Investments in Subsidiaries and Associates

The consolidated financial statements include the financial statements of CEZ,
a. s., and the subsidiaries and associates listed in the following table:

                                                                   % equity 5)      % voting      % equity 5)     % voting
                                                Country of           interest       interest       interest       interest
Subsidiaries                                  incorporation            2004            2004           2003           2003
------------------------------------------  ------------------  ----------------  ------------  -------------  --------------
Zapadoceska energetika, a.s.                Czech Republic             99.13%          99.13%         99.13%         99.13%
Vychodoceska energetika, a.s.               Czech Republic             98.83%          98.83%         98.83%         98.83%
Stredoceska energeticka a.s.                Czech Republic             97.72%          97.72%         97.72%         97.72%
Severomoravska energetika, a.s.             Czech Republic             89.38%          89.38%         59.08%         59.08%
Severoceska energetika, a.s.                Czech Republic             56.93%          56.93%         51.00%         51.00%
CEZ FINANCE B.V.                            the Netherlands           100.00%         100.00%        100.00%        100.00%
CEZnet, a.s.                                Czech Republic            100.00%         100.00%        100.00%        100.00%
Energeticke opravny, a.s.                   Czech Republic            100.00%         100.00%        100.00%        100.00%
HYDROCEZ, a.s.                              Czech Republic            100.00%         100.00%        100.00%        100.00%
I & C Energo a.s.                           Czech Republic            100.00%         100.00%        100.00%        100.00%
rpg Energiehandel GmbH                      Germany                   100.00%         100.00%        100.00%        100.00%
EN-DATA a.s.                                Czech Republic            100.00%         100.00%         99.13%        100.00%
VCE - elektrarny, s.r.o.                    Czech Republic             98.83%         100.00%         98.83%        100.00%
VCE - montaze, a.s.                         Czech Republic             98.83%         100.00%         98.83%        100.00%
STE - obchodni sluzby spol. s r.o.          Czech Republic             74.42%          76.16%         74.42%         76.16%
Energetika Vitkovice, a.s.                  Czech Republic             89.38%         100.00%         59.08%        100.00%
ePRIM, a.s.                                 Czech Republic             89.38%         100.00%         59.08%        100.00%
MSEM, a.s. 1)                               Czech Republic             89.38%         100.00%         59.08%        100.00%
STMEM, a.s.1)                               Czech Republic                  -               -         59.08%        100.00%
Union Leasing, a.s.                         Czech Republic             89.38%         100.00%         59.08%        100.00%
Prvni energeticka a.s.                      Czech Republic             87.27%         100.00%         52.99%         62.00%
Ustav jaderneho vyzkumu Rez a.s.            Czech Republic             52.46%          52.46%         52.46%         52.46%
CEZ Sprava majetku, s.r.o. 3)               Czech Republic            100.00%         100.00%         99.99%         50.00%
CEZData, s.r.o. 4)                          Czech Republic            100.00%         100.00%              -              -
CEZ Logistika, s.r.o. 4)                    Czech Republic            100.00%         100.00%              -              -
CEZ Zakaznicke sluzby, s.r.o. 4)            Czech Republic            100.00%         100.00%              -              -
SKODA PRAHA a.s. 2)                         Czech Republic             68.88%          68.88%         29.80%         29.80%

                                                                   % equity         % voting      % equity        % voting
                                              Country of             interest       interest        interest      interest
Associates                                    incorporation            2004            2004           2003           2003
------------------------------------------  ------------------  ----------------  ------------  -------------  --------------
CEPS, a.s.                                  Czech Republic                  -               -         34.00%         34.00%
KOTOUC STRAMBERK, spol. s r.o.              Czech Republic             64.87%          50.00%         64.87%         50.00%
LOMY MORINA spol. s r.o.                    Czech Republic             51.05%          50.00%         51.05%         50.00%
Plzenska energetika a.s.                    Czech Republic             49.57%          50.00%         49.57%         50.00%
KNAUF POCERADY, spol. s r.o.                Czech Republic             40.00%          50.00%         40.00%         50.00%
Severoceske doly a.s.                       Czech Republic             37.20%          37.20%         37.20%         37.20%
Aliatel a.s.                                Czech Republic             26.40%          30.58%         21.10%         29.99%
Coal Energy, a.s.                           Czech Republic             20.00%          20.00%         20.00%         20.00%

1) STMEM, a.s. has merged with MSEM, a.s. during year 2004.
2) SKODA PRAHA a.s. was an associate of CEZ in 2003.
3) AB Michle s.r.o. was renamed to CEZ Sprava majetku, s.r.o. and was an associate of CEZ in 2003.
4) These companies have been founded in 2004.
5) The equity interest represents effective ownership interest of the group. 8.

8.   Cash and Cash Equivalents

The composition of cash and cash equivalents at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                        2004            2003
                                                      ----------  --------------
Cash on hand and current accounts with banks             1,704           1,264
Short-term bank notes                                    4,940           2,501
Term deposits                                              901             249
                                                      ----------  --------------
   Total                                                 7,545           4,014
                                                      ==========  ==============

At December 31, 2004 and 2003, cash and cash equivalents included foreign currency deposits of CZK 1,207 million and CZK 869 million, respectively.

The weighted average interest rate on short-term bank notes and term deposits at December 31, 2004, 2003 and 2002 was 2.2%, 1.7% and 2.6%, respectively. For the years 2004, 2003 and 2002 the weighted average interest rate was 2.1%, 1.9% and 3.0%, respectively.


9.   Receivables, Net

The composition of receivables, net, at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                        2004            2003
                                                      -----------     ----------
Unbilled electricity supplied to retail customers        2,203               -
Received advances from retail customer                  (2,020)              -
                                                      -----------     ----------
   Unbilled supplies to retail customers, net              183               -

Trade receivables                                        9,911           9,112
Other taxes and fees                                       437             205
Other receivables                                           26              64
Less allowance for doubtful receivables                 (1,653)         (2,317)
                                                      -----------     ----------
   Total                                                 8,904           7,064
                                                      ==========      ==========

At December 31, 2004 and 2003, the total receivables included receivables from associates and affiliates in the net amount of CZK 434 million and CZK 1,113 million, respectively.


10.  Other Current Assets

The composition of other current assets at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                        2004            2003
                                                      -----------     ----------
Securities held for trading                              1,340          1,756
Debt securities held to maturity                            81          1,476
Advances granted                                           259            360
Prepayments                                                496            477
Derivatives                                                159            230
                                                      -----------     ----------
   Total                                                 2,335          4,299
                                                      ==========  ==============

11.  Shareholders' Equity

The Company's stated capital as of December 31, 2004 and 2003 is as follows:

                        Number of Shares     Par Value per         Total
                          Outstanding        Share (CZK)      (CZK millions)
                        ----------------    ---------------   ----------------
                                                 2004
                        ------------------------------------------------------
Registered shares           592,210,843           100               59,221
Treasury shares                 (10,000)          100                   (3)
                        ----------------                      ----------------
   Total                    592,200,843                             59,218
                        ================                      ================

                                                 2003
                        ------------------------------------------------------
Registered shares           592,210,843           100               59,221
Treasury shares                (745,000)          100                  (69)
                        ----------------                      ----------------
   Total                    591,465,843                             59,152
                        ================                      ================

During 2003 the Company sold 1,190,000 treasury shares. During year 2004 the Company acquired 2,355,000 treasury shares and sold 3,090,000 treasury shares. The remaining 10,000 treasury shares are reflected in the balance sheet at cost as a deduction from stated capital. The profit or loss on sale of treasury shares were included in retained earnings.

In accordance with Czech regulations, joint stock companies are required to establish an undistributable reserve fund for contingencies against possible future losses and other events. Contributions must be a minimum of 20% of after-tax profit in the first year in which profits are made and 5% of profit each year thereafter, until the fund reaches at least 20% of capital. The fund can only be used to offset losses. As of December 31, 2004 and 2003, the balance was CZK 9,913 million and CZK 9,185 million, respectively, and is reported as a component of retained earnings.

Dividends paid per share were CZK 8.0 and CZK 4.5 in 2004 and 2003, respectively. Dividends from 2004 profit will be declared on general meeting, which will be held in June 2005.

12.  Long-term Debt

Long-term debt at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                           2004       2003
                                                       ----------  ----------

7.125% Notes, due 2007 (USD 178 million)                    3,962      4,545
7.25% Eurobonds, due 2006 (EUR 200 million)                 6,233      6,467
4.625% Eurobonds, due 2011 (EUR 400 million)               12,101          -
8.75% Debentures, due 2004 (CZK 3,000 million)                  -      3,000
9.22% Zero Coupon Debentures, due 2009 1)                   3,299      3,057
9.22% Debentures, due 2014 (CZK 2,500 million) 2)           2,494      2,494
3.35 % Debentures, due 2008 (CZK 3,000 million)             2,990      2,987
6M PRIBOR + 1.3 %, due 2005 (CZK 500 million)                 500        500
6M PRIBOR + 0.4 %, due 2005 (CZK 1,000 million)             1,000      1,000


Long-term bank loans:
   less than 2.00%                                              -      4,852
   2.00% to 2.99%                                           5,975      2,787
   3.00% to 3.99%                                             113        286
   4.00% to 4.99%                                             889          -
   5.00% to 5.99%                                             747      2,365
   6.00% to 6.99%                                             324        382
   7.00% to 7.99%                                             887      1,241
   8.00% and more                                             115        693
                                                       ----------  -----------
   Total long-term debt                                    41,629     36,656
Less: Current portion                                      (3,439)    (5,691)
                                                       ----------  -----------
   Long-term debt, net of current portion                  38,190     30,965
                                                       ===========  ==========

1) Nominal value of these zero coupon debentures is CZK 4,500 million
2) From 2006 the interest rate changes to consumer price index in the Czech republic plus 4.2%.

The interest rates indicated above are historical rates for fixed rate debt and current market rates for floating rate debt. The actual interest payments are affected by interest rate risk hedging carried out by the Group. For fair values of interest rate hedging instruments see Note 13.

The future maturities of long-term debt are as follows (in CZK millions):

                                           2004        2003
                                        ----------  ----------
Current portion                           3,439        5,691
Between 1 and 2 years                     8,035        3,696
Between 2 and 3 years                     6,162        8,464
Between 3 and 4 years                     3,734        7,012
Between 4 and 5 years                     3,806        3,769
Thereafter                               16,453        8,024
                                        ----------- -----------
   Total long-term debt                  41,629       36,656
                                        =========== ===========

The following table analyses the long-term debt at December 31, 2004 and 2003 by currency (in millions):

                                2004                           2003
                    ---------------------------- ------------------------------
                      Foreign                         Foreign
                      currency          CZK          currency          CZK
                    ----------- ---------------- --------------- --------------
EUR                        643          19,656             258          8,360
USD                        405           9,058             454         11,637
CZK                          -          12,915               -         16,659
                                      ----------                 --------------
Total long-term debt                    41,629                         36,656
                                      ==========                 ==============

In the normal course of business, the financial position of the Group is routinely subjected to a variety of risks, including market risk associated with interest rate movements and with currency rate movements on non-Czech crown denominated liabilities. The Group regularly assesses these risks and has established policies and business practices to partially protect against the adverse effects of these and other potential exposures.

As currency rate movements expose the Group to significant risk, the Group uses sensitivity analyses to determine the impacts that market risk exposures may have on the fair values of the Group's financial instruments. To perform sensitivity analyses, the Group assesses the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates and interest rates on market sensitive instruments and considers the expected costs and benefits of various hedging techniques. The Group will continue to explore cost-effective possibilities to reduce its current exchange rate movement and other market risks.

The Company has entered into a number of derivatives transactions, mainly cross-currency swaps, to hedge its long-term debt denominated in foreign currencies against the currency risk and interest rate risk. These hedges are classified as either fair value hedges or cash-flow hedges (see Note 13). As at December 31, 2004, a net unrealized loss of CZK 69 million is included in equity in respect of the cash-flow hedges.

Long-term debt with floating interest rates exposes the Group to interest rate risk. The following table summarizes long-term debt with floating rates of interest by contractual repricing dates at December 31, 2004 and 2003 (in CZK millions):

                                                            2004        2003
                                                         ---------  -----------
Floating rate long-term debt
   with interest rate fixed for 1 month                     1,152       1,818
   with interest rate fixed from 1 to 3 months              4,584       5,701
   with interest rate fixed from 3 months to 1 year         1,242       1,840
   with interest rate fixed for more than 1 year            2,494       2,494
                                                         ---------  -----------
Total floating rate long-term debt                          9,472      11,853

Fixed rate long-term debt                                  32,157      24,803
                                                         ---------  -----------
   Total long-term debt                                    41,629      36,656
                                                         =========  ===========

In 1992 the Company has entered into a loan agreement with the International Bank for Reconstruction and Development. The agreement contains financial covenants relating to capital expenditure coverage, cash flow coverage and debt service coverage. In 2004, 2003 and, 2002 the Company has complied with the required covenants.

13.  Fair Value of Financial Instruments

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, as appropriate.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, current investments
----------------------------------------------

The carrying amount of cash and other current financial assets approximates fair value due to the relatively short-term maturity of these financial instruments.


Investments
-----------

The fair values of instruments, which are publicly traded on active markets, are estimated based on quoted market prices. The management believes that for instruments for which there are no quoted market prices the carrying amount approximates the fair value of such investments.


Receivables and Payables
------------------------

The carrying amount of receivables and payables approximates fair value due to the short-term maturity of these financial instruments.


Short-term loans
----------------

The carrying amount approximates fair value because of the short period to maturity of those instruments.


Long-term debt
--------------

The fair value of long-term debt is based on the quoted market price for the same or similar issues or on the current rates available for debt with the same maturity profile. The carrying amount of long-term debt and other payables with variable interest rates approximates their fair values.


Derivatives
-----------

The fair value of derivatives is based upon market to market valuations.

Carrying amounts and the estimated fair values of financial instruments at December 31, 2004 and 2003 were as follows (in CZK millions):

                                                             2004                        2003
                                                    ------------------------    -----------------------
                                                     Carrying                   Carrying
                                                     amount      Fair value      amount      Fair value
                                                     --------    ----------     --------     ----------
Assets:
   Investments                                          7,474         7,474       10,999        10,999
   Receivables                                          8,904         8,904        7,064         7,064
   Cash and cash equivalents                            7,545         7,545        4,014         4,014

Liabilities:

   Long-term debt                                     (41,629)      (43,848)     (36,656)      (39,626)
   Short-term loans                                      (240)         (240)      (2,320)       (2,320)
   Accounts payable                                    (8,234)       (8,234)     (17,548)      (17,548)

Derivatives:

 Cash flows hedges

   Receivables                                              -             -            -             -
   Payables                                            (1,265)       (1,265)           -             -
                                                    ----------    ----------   ----------    ----------
      Total cash flows hedges                          (1,265)       (1,265)           -             -

 Fair values hedges

   Receivables                                             21            21            -             -
   Payables                                            (1,900)       (1,900)           -             -
                                                    ----------    ----------   ----------    ----------
      Total fair values hedges                         (1,879)       (1,879)           -             -

 Other derivatives

   Receivables                                            138           138          230           230
   Payables                                            (1,010)       (1,010)      (3,030)       (3,030)
                                                    ----------    ----------   ----------    ----------
      Total other derivatives                            (872)         (872)      (2,800)       (2,800)



14. Accumulated Provision for Nuclear Decommissioning and Fuel Storage

CEZ operates two nuclear power plants, Dukovany and Temelin. Nuclear power plant Dukovany consists of four 440 MW units which were placed into service from 1985 to 1987. The second nuclear power plant, Temelin, has two 1 000 MW units, which have started commercial operation in 2002 and 2003. Czech Republic has enacted a Nuclear Act ("Act"), which defines certain obligations for the decontamination and dismantling ("decommissioning") of the Company's nuclear power plants and the final disposal of radioactive waste and spent fuel ("disposal"). The Act requires that all nuclear parts of plant and equipment be decommissioned following the end of the plant's operating life, currently 2027 for Dukovany and approximately 2042 for Temelin. An updated 2003 Dukovany estimate and a 2004 Temelin decommissioning cost study estimate that nuclear decommissioning will cost CZK 15.6 billion and CZK 13.7 billion, respectively. The Company makes contributions to a restricted account in the amount of the nuclear provisions recorded under the Act. These restricted funds are shown in the balance sheet under other non-current financial assets (see Note 4).

Pursuant to the Act, the Ministry of Industry and Trade established the Radioactive Waste Repository Authority ("RAWRA") as the central organizer and operator of facilities for the final disposal of radioactive waste and spent fuel. The RAWRA centrally organizes, supervises and is responsible for all disposal facilities and for disposal of radioactive waste and spent fuel therein. The activities of the RAWRA are financed through a "nuclear account" funded by the originators of radioactive waste (such as the Company). Contribution to the nuclear account was stated by a government resolution in 1997, at 50 CZK per MWh produced at nuclear power plants. Since October 1, 1997, CEZ has made regular payments to the nuclear account based on its average nuclear MWh generated during the last 5 years. From 2003 CEZ is making these payments based on the actual quantity of electricity generated in nuclear power plants in the respective period. The originator of radioactive waste directly covers all costs associated with interim storage of radioactive waste and spent fuel. Actual costs incurred are charged against the accumulated provision for interim and long-term spent fuel storage.

Group has established provisions as described in Note 2.23, to recognize its estimated liabilities for decommissioning and spent fuel storage. The following is a summary of the provisions for the years ended December 31, 2004, 2003 and 2002 (in CZK millions):

                                                                            Accumulated provisions
                                                          -----------------------------------------------------------
                                                             Nuclear          Spent fuel storage
                                                            Decommis-    ---------------------------
                                                            sioning         Interim     Long-term          Total
                                                          -------------  ------------ ---------------  --------------

Balance at December 31, 2001                                    5,398          2,651          13,347        21,396

  Movements during 2002
    Discount accretion                                            144             70             334           548
    Effect of inflation                                           258            126             600           984
    Provision charged to income statement                           -             82               -            82
    Effect of change in estimate credited to income
        statement (Note 2.23)                                       -            (82)              -           (82)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.23)                            932              -             (59)          873
    Capitalized cost of Temelin provisions                        619            254               -           873
    Current cash expenditures                                       -           (135)           (673)         (808)
                                                          -------------  ------------ ---------------  --------------
Balance at December 31, 2002                                    7,351          2,966          13,549        23,866

Effect of change in group structure                               142              4               -           146

Movements during 2003
    Discount accretion                                            187             74             339           600
    Effect of inflation                                           337            133             610         1,080
    Provision charged to income statement                           -            113               -           113
    Effect of change in estimate credited to income
        statement (Note 2.23)                                       -            (56)              -           (56)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.23)                            153              -           3,661         3,814
    Current cash expenditures                                       -           (103)         (1,296)       (1,399)
                                                          -------------  ------------ ---------------  --------------
Balance at December 31, 2003                                    8,170          3,131          16,863        28,164
Movements during 2004
    Discount accretion                                            202             78             422           702
    Effect of inflation                                           363            141             759         1,263
    Provision charged to income statement                           -            203               -           203
    Effect of change in estimate credited to income
        statement (Note 2.23)                                       -            (44)              -           (44)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.23)                            359              -             177           536
    Current cash expenditures                                       -            (67)         (1,316)       (1,383)
                                                          -------------  ------------ ---------------  --------------
Balance at December 31, 2004                                    9,094          3,442          16,905        29,441
                                                          =============  ============ ===============  ==============

The current cash expenditures for the long-term storage of spent nuclear fuel represent payments to the state controlled nuclear account and the expenditures for interim storage represent mainly the purchase of interim fuel storage containers.

The actual decommissioning and spent fuel storage costs could vary substantially from the above estimates because of new regulatory requirements, changes in technology, increased costs of labor, materials, and equipment and/or the actual time required to complete all decommissioning, disposal and storage activities.

15.  Short-term Loans

Short-term loans at December 31, 2004 and 2003 are as follows (in CZK millions):

                                                        2004         2003
                                                     -----------  ----------
Short-term bank loans                                       129       2,295
Bank overdrafts                                             107          17
Other short-term notes payable                                4           8
                                                     -----------  ----------
   Total                                                    240       2,320
                                                     ===========  ==========

Interest on short-term loans is variable. The weighted average interest rate was 3.2% at December 31, 2004 and 2.1% at December 31, 2003. For the years 2004, 2003 and 2002 the weighted average interest rate was 4.6%, 2.2% and 3.0%, respectively.


16.  Finance Leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows (in CZK millions):

                                                        2004         2003
                                                     -----------  ----------
Within one year                                              60          31
After one year but not more than five years                  27          25
More than five years                                          -           -
                                                     -----------  ----------
   Total minimum lease payments                              87          56

Future finance charges on finance leases                     (9)         (6)
                                                     -----------  ----------
   Present value of finance lease liabilities                78          50
                                                     ===========  ==========

17.  Trade and Other Payables

Trade and other payables at December 31, 2004 and 2003 are as follows (in CZK millions):

                                                        2004         2003
                                                     -----------  ----------

Advances received from retailers                         12,374      15,855
Unbilled electricity supplied to retail customers       (11,105)    (12,962)
                                                     -----------  ----------
   Advances received from retailers, net                  1,269       2,893

Payables from purchase of REAS                                -       7,470
Trade payables                                            5,925       6,251
Derivatives                                               4,175       3,031
Other payables                                            1,040         934
                                                     -----------  ----------
   Total                                                 12,409      20,579
                                                     ===========  ==========

At December 31, 2004 and 2003, the total payables included payables from associates and affiliates in the amount of CZK 674 million and CZK 1,192 million, respectively.

18.  Accrued Liabilities

Accrued liabilities at December 31, 2004 and 2003 consist of the following (in CZK millions):

                                                        2004          2003
                                                     -----------  ----------
Provisions                                                2,330        2,811
Accrued interest                                            929          805
Taxes and fees, except income tax                           968          864
Unbilled goods and services                                 929          546
Social and bonus funds                                      285          254
Deferred income                                             463          435
                                                     -----------  ----------
   Total                                                  5,904        5,715
                                                     ===========  ==========


19.  Sales of Electricity

The composition of sales of electricity at December 31, 2004, 2003 and 2002 is as follows (in CZK millions):

                                                                      2004          2003           2002
                                                                  -----------     ---------     ----------
Sales to distribution companies                                       13,541        19,843         39,230
Sales to end customer through distribution grid                       53,492        36,590              -
Exports of electricity including trade outside the Czech              10,309        13,296         10,143
    Republic
Sales to traders                                                       5,172         1,592          2,010
Revenues capitalized during construction                                   -             -         (1,373)
Other domestic sales of electricity                                    4,943         3,893          2,928
Sales of ancillary services                                            5,291         4,334              -
                                                                  -----------     ---------     ----------
   Total                                                              92,748        79,548         52,938
                                                                  ===========     =========     ==========


20.  Other Operating Expenses

Other operating expenses (income), net, for the year ended December 31, 2004, 2003 and 2002 consist of the following (in CZK millions):

                                                                      2004          2003          2002
                                                                  -----------     ---------     ----------
Services                                                            5,031           4,411        3,199
Travel expenses                                                       207            147            34
Loss (gain) on sale of property, plant and equipment                 (616)          (326)           20
Loss on sale of material                                               57             73           136
Capitalization of expenses to the cost of fixed assets and
    change in own inventory                                        (1,914)        (1,565)         (437)
Fines, penalties and penalty interest, net                           (103)           (43)         (258)
Change in provisions and valuation allowances                      (1,480)           359           (71)
Taxes and fees                                                        354            448           466
Write off of bad debts and cancelled investment                       239            146            15
Gifts                                                                 254            112            49
Other, net                                                          1,883           (208)         (280)
                                                                  -----------     ---------     ----------
  Total                                                             3,912          3,554         2,873
                                                                  ===========     =========     ==========

21.  Income Taxes

Income Tax Legislation
----------------------

Corporate income tax is calculated in accordance with Czech tax regulations at the rate of 28%, 31% and 31% in 2004, 2003 and 2002, respectively. The corporate income tax rate for 2005 will be 26%.

The Czech Republic currently has a number of laws related to various taxes imposed by governmental authorities. Applicable taxes include value-added tax, corporate tax, and payroll (social) taxes, together with others. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. Management believes that it has adequately provided for tax liabilities in the accompanying financial statements; however, the risk remains those relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant.


Income Tax Provision
--------------------

The components of the income tax provision are as follows (in CZK millions):

                                                                  2004        2003 *)       2002 *)
                                                                --------    ---------     ---------
Current income tax charge                                         2,484       1,007            450
Adjustments in respect of current income tax of previous
    periods                                                         154          11            254
Deferred income taxes                                             1,207         331          2,671
                                                                --------    ---------     ---------
   Total                                                          3,845       1,349          3,375
                                                                ========    =========     =========

*) Comparative information has been restated (see Note 2.4(a)).

The differences between income tax expense computed at statutory rate and income tax expense provided on earnings are as follows (in CZK millions):


                                                                  2004        2003 *)       2002 *)
                                                                --------    ---------     ----------
Income before income taxes                                       17,928        10,737        11,796
Statutory income tax rate                                            28%           31%           31%
                                                                --------    ---------     ----------

"Expected" income tax expense                                     5,020         3,328         3,657

Add (deduct) tax effect of:
    Change in tax rates                                          (1,008)       (1,561)            -
    Czech/IFRS accounting differences                                 1            78           282
    Non deductible provisions, net                                 (158)          123           (30)
    Investment tax relief                                           (57)       (1,010)       (1,181)
    Tax credits                                                      (5)         (212)         (103)
    Additional tax assessments                                      154            11           254
    Withholding tax on dividend                                       2            42             -
    Difference between carrying and tax value of financial
        asset                                                         -           410             -
    Deferred tax on undistributed profits of subsidiary               -             -           613
    Other non deductible (non taxable) items, net                  (104)          140          (117)
                                                                --------    ---------     ----------
Income taxes                                                      3,845         1,349         3,375
                                                                ========    =========     ==========
Effective tax rate                                                   21%           13%           29%
                                                                ========    =========     ==========

*) Comparative information has been restated (see Note 2.4(a)).

Deferred Income Taxes, Net
--------------------------

Deferred income taxes at December 31, 2004 and 2003 consist of the following (in CZK millions):

                                                                     2004         2003*)
                                                                  ---------     ---------
Accumulated provision for nuclear decommissioning and
    spent fuel storage                                               5,925         6,641
CASTOR containers write off                                            286           338
Other provisions and allowances                                        650           885
Tax loss carry forwards                                                110            25
Revaluation of financial assets                                         11            17
Other temporary differences                                             71           171
                                                                  ---------     ---------
    Total deferred tax assets                                        7,053         8,077
                                                                  ---------     ---------

Tax depreciation in excess of financial statement
    depreciation                                                    13,103        12,102
Capitalized interest                                                 5,032         5,590
Capitalized cost of provisions                                       2,927         3,395
Repairs and maintenance accrual                                      1,206           987
Penalty receivables                                                     46            71
Other temporary differences                                             38            17
Investment in associate                                                520         1,490
                                                                  ---------     ---------
    Total deferred tax liabilities                                  22,872        23,652
                                                                  ---------     ---------
    Total deferred tax liabilities, net                             15,819        15,575
                                                                  =========     =========

*) Comparative information has been restated (see Note 2.4(a)).

22.  Other Expenses (Income), Net

Other expenses, net, for the year ended December 31, 2004, 2003 and 2002 consist of the following (in CZK millions):


                                                                     2004          2003          2002
                                                                  ----------    ----------    ------------
Derivative losses (gains), net                                       1,630         1,157          1,643
Losses (gains) from valuation allowances to financial
    investments                                                       (509)            9           (385)
Change in impairment of financial investments                         (342)        1,426            (31)
Other, net                                                            (552)         (422)            72
                                                                  ---------     ---------     ------------
   Total                                                               227         2,170          1,299
                                                                  =========     =========     ============

                                      F-38

23.  Related Parties

The Company purchases products from related parties in the ordinary course of business. Approximately 59% of the brown coal consumption is supplied by Severoceske doly a.s. ("SD"), a company in which CEZ holds a 37.2% share. In 2004, 2003 and 2002, coal purchases from SD amounted to CZK 5,054 million, CZK 5,177 million and CZK 4,921 million, respectively. Receivables from SD amounted to CZK 10 million and CZK 10 million as of December 31, 2004 and 2003, respectively. Payables to SD amounted to CZK 535 million and CZK 508 million as of December 31, 2004 and 2003 respectively. The prices of fossil fuel supplies from SD do not differ significantly from market prices.

During 2004, 2003 and 2002 the Company granted share options to the Board of Directors, certain members of the management of the Company and Supervisory Board members. The following table shows changes during 2004, 2003 and 2002 in the number of granted share options and the weighted average exercise price of these options:

                                                                                   Weighted average
                                                                    Number of       exercise price
                                                                  share options     (CZK per share)
                                                                 --------------- --------------------
Share options at December 31, 2001                                    3,375,000                92.58

    Options granted                                                      30,000                73.30
    Options exercised                                                   (30,000)               79.38
    Options forfeited                                                  (300,000)               96.39
                                                                 ---------------
Share options at December 31, 2002                                    3,075,000                93.07

    Options granted                                                   1,650,000               105.23
    Options exercised                                                (1,190,000)               89.65
    Options forfeited                                                  (285,000)               87.83
                                                                 ---------------
Share options at December 31, 2003                                    3,250,000               100.95

    Options granted                                                   1,800,000               152.84
    Options exercised                                                (3,090,000)              107.26
    Options forfeited                                                  (150,000)              105.78
                                                                 ---------------
Share options at December 31, 2004                                    1,810,000               141.38
                                                                 ===============

At December 31, 2004, the aggregate number of share options granted to members of Board of Directors was 1,350,000 and the number of share options granted to Supervisory Board members was 460,000. The options granted do not have any vesting period and can be exercised during the terms of office of the respective Board members and in further 3 months after the end of such period. The exercise price for the granted options was based on the average quoted market price on the Prague stock exchange in the six-month period preceding the date of the grant. In 2004 and 2003 the Company has recognized compensation expense of CZK 148 million and CZK 2 million related to the granted options (see Note 2.26). No expense was recognized in 2002. The Company has settled all options exercised using treasury shares. The gain or loss on the sale of treasury shares were recognized directly in equity.

24.  Segment Information

On April 1, 2003 CEZ has sold majority share in its transmission subsidiary CEPS, a. s. ("CEPS") and at the same moment CEZ has acquired majority shares in 5 electricity distribution companies REAS (see Note 1). Following this transaction CEZ has modified its reporting of business segments by including new distribution segment, which is formed by the 5 majority owned REAS companies. During 2004 CEZ has sold the remaining shares in CEPS (see Note 25).

The accounting policies of the segments are the same as those described in Note
2. The Group accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices or where the regulation applies at regulated prices. The Group evaluates the performance of its segments and allocates resources to them based on operating income.

The following table summarizes segment information for the years ended December 31, 2004, 2003 and 2002, respectively (in CZK millions):

Year 2004:
                                   Power
                                   Produc-      Trans-     Distribu-                                Elimina-      Consoli-
                                   tion        mission       tion          Other      Combined        tion         dated
                                  ---------  -----------  -----------    ----------   ----------   -----------  -------------
Sales other than
 intersegment sales                 41,223             -       53,156         5,786      100,165              -       100,165
Intersegment sales                  22,986             -        5,728         2,896       31,610        (31,610)            -
                                  --------- ------------  -----------    ----------   -----------  -------------  -----------
Total revenues                      64,209             -       58,884         8,682      131,775        (31,610)      100,165
                                                       -
Operating income                    13,048             -        5,971           353       19,372           (217)       19,155
                                                       -
Identifiable assets                180,425             -       43,759         3,439      227,623           (188)      227,435
Identifiable liabilities            81,571             -       13,066         5,644      100,281         (4,444)       95,837
Investment in associate                356             -            -         7,118        7,474              -         7,474
                                                       -
Income (share of loss) from
   associate                            22           780            -           (68)         734              -           734
Depreciation and amortization       13,969             -        4,004           389       18,362             22        18,384
Change in provisions  and
   allowances                         (216)            -       (1,012)          (49)      (1,277)             -        (1,277)

    Year 2003*)
                                   Power
                                   Produc-      Trans-     Distribu-                                Elimina-      Consoli-
                                   tion        mission       tion          Other      Combined        tion         dated
                                  ---------  -----------  -----------    ----------   ----------   ------------  -------------
Sales other than intersegment
   sales                            40,756         3,569       38,373         2,118       84,816              -        84,816
Intersegment sales                  14,936           152          657         2,768       18,513        (18,513)            -
                                  ---------  -----------  -----------    ----------   ----------   ------------  ------------
Total revenues                      55,692         3,721       39,030         4,886      103,329        (18,513)       84,816

Operating income                     9,884           758        2,017            90       12,749            255        13,004

Identifiable assets                190,364             -       44,215         2,084      236,663            (67)      236,596
Identifiable liabilities            85,240             -       15,965         2,608      103,813         (1,971)      101,842
Investment in associate                333         2,924            -         7,742       10,999              -        10,999

Income (share of loss) from
   associate                           (23)          630            -           456        1,063              -         1,063
Depreciation and amortization       13,558           476        2,962           220       17,216           (255)       16,961
Change in provisions  and
   allowances                          384             4           67            16          471              -           471

Year 2002:*)

                                   Power        Trans-
                                 Production    mission       Other        Combined     Elimination   Consolidated
                                 ----------  -----------  ----------     ---------    -------------  -------------
Sales other than
intersegment sales                   43,651       11,927           -          55,578               -        55,578
Intersegment sales                    6,235          441           -           6,676         (6,676)             -
                                 ----------  -----------  -----------   ------------ - -------------  -------------
Total revenues                       49,886       12,368           -          62,254         (6,676)         55,578

Operating income                      9,539          661           -          10,200          1,023          11,223

Identifiable assets                 195,747       17,899           -         213,646        (10,219)        203,427
Identifiable liabilities             74,462        3,704           -          78,166         (2,917)         75,249
Investment in associate                   -            -        5,880          5,880               -          5,880

Income from associate                     -            -          497            497               -            497
Depreciation and amortization        10,869        1,865            -         12,734         (1,013)         11,721
Change in provisions and
allowances                               10            2            -             12              -              12

*) Comparative information has been restated (see Note 2.4(a)).

The power generation segment sells the major part of its electricity generated to the eight REAS. Prices in certain intersegment transactions are regulated by the Energy Regulatory Office (see Note 1).

25. Discontinuing Operation

On March 11, 2002 the Government decided to purchase from CEZ a 66% share in its transmission subsidiary CEPS. General meeting of CEZ's shareholders held on June 11, 2002, has confirmed the above mentioned decision of the Government. This transaction was carried out on April 1, 2003. Based on the decision of Economic Competition Protection Authority CEZ has also sold its remaining equity share in CEPS in September 2004.

The purchase of CEPS shares was made by OSINEK, a.s., a company controlled by the National Property Fund, and the Ministry of Labor and Social Affairs and the Ministry of Finance. Based on the fact that the transaction was carried out between parties under common control of CEZ's ultimate parent, CEZ has recorded the net gain on the sale directly in equity. The composition of the amount recorded in equity in 2004 and 2003 is as follows (in CZK millions):

                                                        2004          2003
                                                     --------       --------
     % of shares sold                                      34%           66%

     Total selling price                                7,087        15,224
     Book value of shares sold                         (3,703)       (4,453)
     Current income tax related to the sale            (1,721)       (4,152)
     Deferred tax related to the sale                     773           543
                                                     --------       --------
      Effect of sale recognized in equity               2,436         7,162
                                                     ========       ========

The reconciliation of the proceeds from disposal of a subsidiary as presented in the cash-flow statement in 2004 and 2003 is as follows (in CZK millions):

                                                        2004          2003
                                                     --------       --------
     Total selling price                                7,087         15,224

     Cash disposed of                                       -         (3,016)
     Change in receivables from the sale of
       subsidiary or associate                         (7,087)             -
                                                     --------       --------
       Proceeds from disposal of subsidiary, net
          of cash disposed of                               -         12,208
                                                     ========       ========

The operations of CEPS were reported in the transmission segment (see Note 24).

The carrying amounts of total assets and total liabilities attributable to the discontinuing operation at December 31, 2004 and 2003 are as follows (in CZK millions):

                                                       2004          2003
                                                     --------       ---------
     Total asset                                            -          2,924*)
     Total liabilities

     Total net assets disposed off                          -          2,924
                                                     ========       =========

     *) The amount represents investment in associate only.

The amounts shown above in respect of 2003 do not include the deferred tax liability from consolidation of undistributed retained earnings of CEPS.

The following items of income, expenses and cash flows can be attributed to the discontinuing operation (in CZK millions):

                                                                   2004         2003          2002
                                                                 ---------    ---------    ----------
     Total revenues                                                   -         2,023         5,692
     Operating profit                                                 -         1,013         1,684
     Income from associate                                          780           630             -
     Income before income taxes                                     780         1,609         1,531
     Income tax expense                                               -           302           470

     Cash flow from operating activities                              -         1,055         1,460
     Cash flow from investing activities                              -          (113)         (477)
     Cash flow from financing activities                              -             -             -

The income tax expense shown above does not include deferred tax from consolidation of undistributed retained earnings of CEPS.

26.  Net Income per Share

                                                                   2004         2003*)         2002*)
                                                                 ---------    ---------    ----------
     Numerator - basic and diluted (CZK millions)
          Net income                                                13,059       8,869          8,421
                                                                 =========    =========    ==========
     Denominator (thousands shares)
          Basic:
              Weighted average shares outstanding                  592,075      590,772       590,363
              Dilutive effect of treasury shares                       136        1,439         1,787
                                                                 ---------    ---------    ----------
     Diluted:
          Adjusted weighted average shares                         592,211      592,211      592,150
                                                                 =========    =========    ==========
     Net income per share (CZK per share)
          Basic                                                       22.1         15.0         14.3
          Diluted                                                     22.1         15.0         14.2

     *) Comparative information has been restated (see Note 2.4(a)).


27. Commitment and Contingencies

Investment Program
------------------

The Group is engaged in a continuous construction program, currently estimated as of December 31, 2004 to total CZK 105.6 billion over the next five years, as follows: CZK 17.3 billions in 2005, CZK 19.9 billions in 2006, CZK 23.4 billions in 2007, CZK 22.4 billions in 2008 and CZK 22.6 billions 2009. These figures do not include the expected acquisitions of subsidiaries and associates, which are estimated at up to CZK 90 billions in the period 2005 through 2009. The actual payments for acquisitions will depend on the number of future investment opportunities, for which the Company will be successful bidder and also considering the recoverability of these investments.

The construction programs are subject to periodic reviews and actual construction may vary from the above estimates. At December 31, 2004 significant purchase commitments were outstanding in connection with the construction program.

The Company currently projects that its planned construction expenditures will be funded mainly with cash provided by operating activities.


Environmental Matters
---------------------

The Czech Republic has adopted a series of environmental acts and laws and regulations ("the Acts") including a timetable for the reduction of atmospheric emissions in the period from 1992 through December 31, 1998. As of December 31, 1998, all plants operated by the Company had been upgraded to meet the environmental requirements of the Acts.

The Company is also liable under the Acts for past environmental damage. In 2004, 2003 and 2002, payments made to state farms, individual farms, cooperatives, other agricultural firms and forests totaled CZK 4 million, CZK 6 million and CZK 9 million, respectively. Based on current estimates of its probable future obligations, the Company provided CZK 40 million in 2004, CZK 40 million in 2003 and CZK 47 million in 2002, respectively, for pollution damages. In 2004, 2003 and 2002 the Company further reversed CZK 36 million, CZK 54 million and CZK 72 million, respectively. Although uncertainties exist due to interpretations of applicable laws, management does not believe, based upon the information available at this time, that the ultimate outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

Insurance Matters
-----------------

The Nuclear Act (see Note 14) sets limits for liabilities for nuclear damages by the operator of nuclear installations/licenses. The Nuclear Act provides that operators of nuclear facilities are liable for up to CZK 6 billion per incident and that the reimbursement of such liability up to CZK 6 billion is guaranteed by the state. The Nuclear Act limits the liability for damage caused by other activities (such as transportation) to CZK 1.5 billion. The Nuclear Act also requires an operator/licensee to insure its liability connected with the operation of a nuclear power plant up to a minimum of CZK 1.5 billion and up to a minimum of CZK 200 million for other activities (such as transportation). CEZ has obtained all insurance policies with minimal limits as required by the law. CEZ concluded about mentioned insurance policies with Czech nuclear pool, a group of insurance companies.

CEZ has renewed insurance policies covering the assets of its fossil, hydro and nuclear power plants, insurance policies covering non-technological equipment, general third party liability insurance in connection with main operations of the Company and car insurance.

CEZ and the Group companies have insurance policies covering directors and officers liability. CEZ also controls other property and liability insurance policies of the Group companies.

28.  Events After the Balance Sheet Date

On January 18, 2005, CEZ obtained a 67% share in three Bulgarian electricity distribution companies, Elektrorazpredelenie Pleven EAD, Elektrorazpredelenie Sofia Oblast EAD and Elektrorazpredelenie Stolichno EAD. For this acquisition the Company has paid in cash a total of EUR 281.5 million (see Notes 4 and 6). The valuation of assets and liabilities of the acquired companies was not finalized as of the date, when these financial statements have been authorized for issue.

On April 5, 2005, CEZ signed an agreement about the privatization of a Romanian distribution company Electrica Oltenia. Through this transaction CEZ will acquire 51% share in the company for a total amount of EUR 151 million.


29.  Presentation of Financial Statements

The accompanying consolidated financial statements are presented on the basis of International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board. Certain accounting principles generally accepted in the Czech Republic ("CAS") do not conform to IFRS used in preparing the accompanying consolidated financial statements. A description of the significant adjustments required to conform the Company's statutory balances to consolidated financial statements prepared in accordance with IFRS is set forth in the following tables.

The effect on retained earnings and other reserves of differences in IFRS and CAS is as follows (in CZK millions):

                                                                                 December 31,
                                                                          ---------------------------
                                                                              2004            2003
                                                                          -------------    ----------
Balance per CAS (standalone)                                                  88,523          79,863

Impact of consolidation                                                        1,109            (635)
                                                                          -------------    ----------
Balance per CAS (consolidated)                                                89,632          79,228

Accumulated provision for nuclear decommissioning and spent fuel
    storage (Note 14)                                                        (14,569)        (14,415)
Capitalized costs of nuclear provisions                                       12,195          12,125
CASTOR containers write-off                                                   (1,191)         (1,209)
Deferred tax on nuclear provisions, capitalized costs of nuclear
    provisions and CASTOR containers write-off, net                              865             971
Reversal of repairs and maintenance accrual, net of deferred tax               3,647           2,545
Impact of CAS/IFRS accounting differences on the associate, net of
    deferred tax                                                                (537)           (247)
Interest capitalized, net of deferred tax                                     17,705          16,829
Depreciation of interest capitalized, net of deferred tax                     (3,383)         (2,455)
Grants received, net of deferred tax                                            (550)           (670)
Gain (loss) on derivatives, net of deferred tax                                    2               -
Other IAS 39 differences                                                          94              43
Electrometers, net of deferred tax                                               779             970
Finance leases - lessee, net of deferred tax                                     102             109
Share options                                                                      -              18
Rights, net of deferred tax                                                      (54)           (116)
Revaluation on acquisition                                                         2              (5)
Reclassification of items from retained earnings, net                           (246)           (223)
Other differences                                                                (22)            (26)
                                                                          -------------    ---------
Balance per IFRS                                                             104,471          93,472
                                                                          =============    =========

The effect on net income of differences in IFRS and CAS is as follows (in CZK millions):

                                                                                         Year ended December 31,
                                                                               --------------------------------------------
                                                                                    2004            2003          2002
                                                                               --------------  -------------  -------------
Net income per CAS (standalone)                                                     12,364         13,931           6,713

Impact of consolidation                                                              1,416          1,648             608
                                                                               --------------  -------------  -------------
Net income per CAS (consolidated)                                                   13,780         15,579           7,321

Accumulated provision for nuclear decommissioning and spent fuel storage
    (Note 14)                                                                          406            889             413
Capitalized costs of nuclear provisions                                               (466)           (344)           (261)
CASTOR containers write-off                                                             17             (26)            (63)
Deferred tax on nuclear provisions, capitalized costs of nuclear
    provisions and CASTOR containers write-off, net                                   (130)           (266)            (28)
Reversal of repairs and maintenance accrual, net of deferred tax                     1,095             179             170
Impact of CAS/IFRS accounting differences on the associate, net of
    deferred tax                                                                      (319)            (10)             91
Interest capitalized, net of deferred tax                                              876           1,348           1,405
Depreciation of interest capitalized, net of deferred tax                             (928)           (835)           (471)
Grants received, net of deferred tax                                                    51              32             34
Gain (loss) on derivatives, net of deferred tax                                      1,188            (263)           580
Additional foreign exchange rate differences under IAS 39, net of
    deferred tax                                                                         -              -             (577)
Other IAS 39 differences, net of deferred tax                                           50             (12)            (85)
Electrometers, net of deferred tax                                                    (102)            21                -
Finance leases - lessee, net of deferred tax                                            (1)             4                -
Share options                                                                         (148)             (2)              -
Rights, net of deferred tax                                                             28             (17)              -
Revaluation on acquisition                                                               9              (5)              -
Sale of CEPS, net of tax                                                            (2,436)         (7,162)              -
(Profit) loss on sale of treasury shares                                               223              5              (18)
Reclassification of items from retained earnings, net                                 (232)           (220)            (90)
Other differences                                                                       98             (26)              -
                                                                               --------------  -------------  -------------
   Net income per IFRS                                                              13,059           8,869           8,421
                                                                               ==============  =============  =============

                                                                F-46